[GFFC Logo] Greenville Federal Financial Corporation
August 25, 2009
Mr. David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	Greenville Federal Financial Corporation Schedule 13E-3/TO-I Filed on July 8, 2009 File No. 005-81254
Dear Mr. Orlic:
               Set forth below are the responses of Greenville Federal Financial Corporation (the “Company”) to the comment letter of the staff of the Securities and Exchange Commission dated August 14, 2009, with respect to Amendment No. 1 (“Amendment No. 1”) to the Schedule 13E-3/Schedule TO filed by the Company on August 6, 2009 (the “Schedule TO”).
               For your convenience, we have set forth each comment from your comment letter in bold typeface and include the Company’s response thereto below it. Capitalized terms used and not defined herein have the respective meanings assigned to them in the Offer to Purchase (the “Offer to Purchase”) filed as Exhibit (a)(1)(i) to Amendment No. 2 to the Schedule TO (“Amendment No. 2”). All references to page numbers and captions correspond to the page numbers and captions in the marked copy of the Offer to Purchase.
Schedule 13E-3/TO
1.	We note your response to comments 1 and 2 of our letter dated July 16, 2009; however, we reissue our comments with respect to Greenville Federal MHC and the issuer’s officers and directors. We note that Greenville Federal MHC owns 55% of the total number of shares outstanding and will own 60.3% after the tender offer. Further, we note your statement that Greenville Federal MHC was not engaged in the going private transaction, however, we note that all of the directors and executive officers of the issuer, who have negotiated and structured the going private transaction, are also the directors and executive officers of Greenville Federal MHC. Given the controlling ownership percentage, it appears that Greenville Federal MHC has the ability to influence the policy and direction of the issuer and that the issuer’s officers and directors are engaged in the going private transaction. Please revise to include Greenville Federal MHC and the issuer’s officers and directors as filing persons on the Schedule 13E-3 or advise us. Refer to
690 Wagner Avenue • Greenville, Ohio 45331 • Phone (937) 548-4158

Interpretive Responses 201.01, 201.05 and 201.06, Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section, Compliance and Disclosure Interpretations.

Although Greenville Federal MHC (“MHC”) is an affiliate of the Company, MHC is not engaged in the going private transaction. The interpretations to which you refer discuss very different situations from the Company’s tender offer. In all three of the interpretations, one company is acquiring another company and the staff determined that the acquiring company should be deemed a filing person. In the Company’s tender offer, there is no acquisition of the issuer occurring and therefore no negotiations. MHC is not acquiring the Company, and MHC and the Company are not negotiating anything. Moreover, in the interpretations, management of the issuer going private is either negotiating on behalf of both companies or negotiating agreements or benefits to be obtained from the acquiror as a result of the transaction. That is not happening in any way in the Company’s tender offer.

Interpretation 201.01, in which an unaffiliated company is acquiring the company going private and management of the target will remain management after the acquisition, states, with respect to whether “the parties engaged in the transaction” must file a Schedule 13E-3, “Factors considered to determine whether such a requirement exists include: increases in consideration to be received by management, alterations in management’s executive agreements favorable to management, the equity participation of management in the acquiror and the representation of management on the board of the acquiror.” In the Company’s tender offer, the Company is not being acquired and the directors and executive officers are not getting increases in consideration, alterations in their executive agreements or equity participation in MHC.

Interpretation 201.05 also involves a merger of two companies. The interpretation says, “Members of senior management of an issuer that will be going private are required to file a Schedule 13E-3 where the transaction will be effected through the merger of the issuer into the purchaser or that purchaser’s acquisition subsidiary . . . In the situation described above, where management of the issuer-seller that will be going private is essentially ‘on both sides’ of the transaction . . .” In the Company’s tender offer, management is not “on both sides” because there is only one side — that of the issuer. There is no buyer negotiating to buy the Company, so management is not negotiating anything on behalf of MHC or themselves.

Interpretation 201.06 also involved an acquisition. The interpretation stated, “A financial buyer, previously unaffiliated with an issuer that it had agreed to acquire, planned to enter into a separate agreement with certain members of the issuer’s senior management whereby they would collectively receive 20% of the surviving entity’s equity after the transaction closed.” Once again, the Company’s tender offer involves no acquisition or merger, and the members of management have not negotiated, and will not be negotiating, anything for themselves in connection with this tender offer.

In answer to the specific questions you posed by phone:
1.	The directors and executive officers of Greenville Federal MHC are the same as the executive officers and directors of the Company and Greenville Federal. MHC was formed in connection with the conversion of Greenville Federal from mutual to stock form. As MHC engages in no business other than holding the stock of the Company, which is customary for mutual holding companies, there was no need for separate management of MHC.

2.	The “owners” of the MHC are the depositors of Greenville Federal. Ownership interest is based on his or her deposits as a percentage of total deposits. The charter of MHC provides as follows:
“In the consideration of all questions requiring action by the members of the MHC, each holder of an account in the Association [Greenville Federal] shall be permitted to cast one vote for each $100, or fraction thereof, of the withdrawal value of the member’s account. No member, however, shall cast more than 1,000 votes.”
The Company had approximately $7.5 million on deposit at Greenville Federal at June 30, 2009. That amount will be reduced by the amount used to purchase shares in the Company’s tender offer. Under applicable accounting principles, deposits of the Company at Greenville Federal are not reported on the Company’s balance sheet as “deposits,” so the pro forma’s in the Offer to Purchase do not reflect that change.

Based on total deposits at Greenville Federal at June 30, 2009, including the $7.5 million of deposits of the Company, aggregating $80,410,000, the percentage of deposits of the directors and executive officers of the Company are as follows as of June 30, 2009, totaling less than 1% of the deposits of Greenville Federal:

Fetman	.018%
Kniese	.004%
Luce	.007%
O’Brien	.038%
Steinbrecher	.024%
Ward	.016%
Wolverton	.687%
Allread	.017%
Total	.810%
3.	The increase in percentage ownership of MHC from 55% to 60% as a result of the tender offer will not have an effect on the voting control of MHC over the Company; under applicable law and the Company’s charter and bylaws, all matters are determined either by a majority of the votes cast or, pursuant to the Office of Thrift Supervision’s regulations, with respect to a determination to convert the MHC to a stock company, a contribution to a charitable organization in a stock issuance or the approval of certain stock benefit plans, a separate vote of the shares held by the stockholders other than MHC.

4.	There will be no changes in any compensation of or agreements with any of the Company’s directors or executive officers.

5.	The directors and executive officers of the Company and MHC will not change as a result of or after the Company’s tender offer.

6.	The Board of Directors of MHC decides how the MHC will vote its shares of Company stock. The Company’s tender offer requires no stockholder vote.
Do the directors, executive officers or affiliates of the Company intend to tender their shares in the Offer? Page 9
2.	We refer to your response to comment 21 of our prior letter. You have revised your disclosure to indicate that your directors and executive officers do not intend to tender because it is in their best long-term interests not to do so. Please clarify this disclosure. For example, if you mean to state that your officers and directors expect the share price to increase significantly over the long terms, please make this clear.

The discussion of the decision of the directors and executive officers not to tender their shares has been revised on page 9 of the Offer to Purchase.
Background of the Offer, page 14
3.	We note your response to comment 11 in our letter dated July 16, 2009; however, we reissue our comment. Please revise to summarize each of the presentations made by KBW and file any written materials as exhibits to the Schedule 13E-3, or confirm that all of the reports have already been summarized and filed. In this regard, please file and summarize the pro forma and other information that were provided to the board on February 24, 2009, the information from previous meetings that was considered by the board on April 21, 2009, and the updated analysis provided on August 3, 2009. Please note that the KBW reports in 2008 that advise on structuring the transaction are materially related to the going private transaction. Refer to Question 117.06, Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section, Compliance and Disclosure Interpretations. Please also see In the Matter of Meyers Parking System, Inc., Release No. 34-26069 (September 12, 1988), and the Charles I. Ephraim no action letter dated September 30, 1987.

All reports prepared by KBW and provided to the Company, including the materials considered at the meeting of the board of directors on February 24, 2009, which are dated February 18, 2009, were attached as exhibits to Amendment No. 1, except one report prepared by KBW in November 2008 but not actually considered by the board of directors because the board determined without considering those materials not to proceed with consideration of a going private transaction. KBW did not attend the November 2008 meeting. The November 2008 materials have been added as Exhibit (c)(6) to Amendment No. 2.

The Offer to Purchase already indicates every meeting of the board of directors at which KBW made a presentation with respect to a going private transaction. The updated information considered on August 4, 2009, dated July 22, 2009, has already been summarized and attached as Exhibit (c)(5).

Additional discussion of KBW analyses has been added on pages 13 through 16 and 25 through 33 of the Offer to Purchase.

4.	At the board meeting on October 28, 2008, the board apparently considered the possibility of a remutualization transaction, but this alternative transaction is not discussed in the section of your document entitled “Alternatives” on page 20. Please advise, or revise your disclosure.

Although KBW’s materials referenced “remutualization,” the directors did not actually consider it. “Remutualization,” as described in KBW’s materials, refers to an acquisition of the Company by another mutual savings association or mutual holding company. As the directors of the Company never intended to consider a sale of the Company, but were only attempting to reduce the number of stockholders of record, the “remutualization” materials or alternative were not considered by the Board of Directors.

5.	You have filed as exhibit (c)(5) discussion materials prepared by KBW dated July 22, 2009. Please confirm whether a board meeting was held on that date, and, if so, describe this meeting in your disclosure.

No board meeting was held on that date. The July 22, 2009, materials were reviewed by the Board on August 4, 2009.
Discussion of factors affecting fairness determination, page 24
6.	We note your response to comment 18; however, we reissue our comment in part. We note that you have included the summary of the financial analysis prepared by KBW under the list of positive factors affecting the fairness determination. For ease of investor understanding of the positive factors considered, please refer to the KBW financial analysis here, but revise to present the more detailed summary of the financial analysis under a separate section and heading. Please also summarize any material differences between the various KBW reports. In this regard, we note that different comparable groups were used, that different price ranges were used, and that the October 29, 2008 materials reported a higher peer group value of $8.69 per share.

The detailed discussion of KBW’s financial analysis has been supplemented and moved to pages 25 through 33 of the Offer to Purchase.
Discounted Cash Flow Analysis, page 25
7.	We refer to your response to comment 19 of our prior letter. You do not appear to have disclosed how KBW and the board of directors determined that it was reasonable to assume, in performing the discounted cash flow analysis, that net income at your company will grow at an annual rate of 10%. For instance, please explain how the budget process for the next few years supports this conclusion. Please also disclose how your historical financial and operating performance compares to this rate of growth.

Discussion has been added on page 26 of the Offer to Purchase.
Purchase of Shares and Payment of Purchase Price, page 46
8.	We refer to your response to prior comment 22. We note that in your response you state that you expect to make payment up to five business days after expiration. Refer to section IID of SEC Release No. 34-43069 which discusses the prompt payment requirement. In addition, you have retained statements that you will make payment “as soon as practicable.” Please advise as to how this time frame complies with the requirement to pay promptly, or revise your disclosure.

The Offer to Purchase has been revised to state that payment will be made “promptly.” The Company expects to make payments within three business days.
     If you have any questions or comments regarding any of the foregoing responses, please do not hesitate to contact me at (937) 548-4158 or legal counsel, Cynthia A. Shafer, at (513) 723-4009.
Very truly yours,
/s/ Jeff D. Kniese
Jeff D. Kniese
President & Chief Executive Officer

cc:	Peggy Kim Cynthia A. Shafer Harold Hanley David Muchnikoff